Exhibit 99.1

News Release

Stantec to acquire 280-person Chicago-based architecture firm VOA
Continues expansion of building design practice across the US

EDMONTON, AB, CHICAGO, IL (February 11, 2016) TSX; NYSE: STN

Global design firm Stantec has signed a letter of intent to acquire VOA Associates Incorporated (VOA), a 280-person Chicago-based architecture and planning firm. VOA is recognized for dynamic building designs serving major clients in the hospitality, commercial, healthcare, workplace, entertainment and cultural, and government sectors. With commissions across the US and internationally, VOA has additional office locations in New York, NY; Washington, DC; Orlando, FL; and Highland, IN.

Bob Gomes, Stantec president and CEO, says, "VOA strengthens our collective ability to grow our building practice in US markets. Their talented staff has produced an impressive portfolio of workplace, healing, leisure, learning, civic, and entertainment venues. Culturally, they share our commitment to transform lives through integrated design and active community engagement. We're excited to welcome VOA to the Stantec team."

VOA further expands Stantec's 3,800-person building design practice. In Chicago, VOA employs more than 140 people while Stantec has a 50-person office. Combined, they will form one of the largest design firms in Chicago.

Michael Toolis, VOA's CEO and chairman, says, "Joining Stantec expands horizons and opportunities for our staff and clients. Both firms share a commitment to design, a global growth strategy, and market diversity. We're thrilled to become part of this top-tier company and to continue our design legacy alongside this premier team of professionals."

From Manhattan to Chicago's Loop, Washington, DC, and Central Florida, VOA's designs have enriched the fabric of hundreds of local communities. Founded in Chicago, VOA has contributed to the cultural vibrancy of the Windy City for more than four decades. Their notable local projects include the Wabash "vertical campus" Building at Roosevelt University; waterfront reconstruction of Navy Pier, one of the city's signature landmarks; and the corporate headquarters for Grant Thornton and Wintrust.

Other key projects include the flagship Virgin Hotel in New York City, scheduled to debut in 2018; the Hampton University Proton Therapy Institute in Virginia; and the sustainably-designed 661,000-sq.-ft. NASA Headquarters in Washington, DC.

The acquisition is expected to close in late March 2016.

About Stantec
We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact
Marti Mueller
Stantec Media Relations
Ph: (585) 319-3052
Cell: (585) 355-9107
marti.mueller@stantec.com

Media Contact - VOA
Theresa Danko
VOA Senior Vice President
Ph: (312) 554-1400
Cell: (312) 576-5540
tdanko@VOA.com

Investor Contact
Sonia Kirby
Ph: (780) 917-7114
Cell: (780) 616-2785
Sonia.Kirby@stantec.com